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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024424

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

5-44804

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

Hilan Tech Ltd.
(Name of Subject Company)

____
(Translation of Subject Company's Name into English (if applicable))

Israel
(Jurisdiction of Subject Company's Incorporation or Organization)

1 of 26

Silverbaum Holdings Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

M52994

(CUSIP Number of Class of Securities (if applicable))

Mr. Avi Baum, HilanTech Ltd., 12 Ha'Masger St., Tel Aviv, 67776, Israel

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 25, 2002

(Date Tender Offer/Rights Offering Commenced)

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions:

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. You must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. Each copy must be bound, stapled or otherwise compiled in one or more parts, without stiff covers. The binding must be made on the side or stitching margin in such manner as to leave the reading matter legible.

B. The persons specified in Part IV may manually sign the original and at least one copy of this Form and any amendments. You must conform any unsigned copies. Typed signatures are acceptable so long as manually signed copies are retained by the filing person for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. In addition to any internal numbering you may include, sequentially number the manually signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. *Informational Legends*

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission any reports or information (in English or an English summary thereof) that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s)..

(3) If any name is signed to this Form under a power of attorney, furnish manually signed copies of the power of attorney.

PART III – CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

סילבר בורים
אחזקות בע"מ

____
(Signature)

Zvi Borinboim, Chairman of the Board of Directors
(Name and Title)

March 25, 2002
(Date)

SPECIFICATION

Special Purchase Offer

For the Purchase of 1,135,516 Ordinary Shares, par value NIS 1.00 each of

HILAN-TECH LTD. (the "Company")

Offered By

SILVERBOIM HOLDINGS LTD. (the "Offeror")

In accordance with the Israeli Companies Law 5759-1999 (the "**Companies Law**") and the Israeli Securities Regulations (Purchase Offer) 5760-2000 (the "**Purchase Offer Regulations**"), the Offeror hereby approaches all the holders of Ordinary Shares par value NIS 1.00 each of the Company (the "**Offerees**") in an offer to purchase from them by way of a special purchase offer, in accordance with Section 328 to the Companies Law, part of the Company's shares held by them, all in accordance with this Specification (the "**Purchase Offer**").

As of the date of this Specification the Offeror holds 9,184,507 Ordinary Shares, par value NIS 1.00 each, of the Company. Train of Thought Ltd. ("**Train of Thought**"), a company wholly owned by Mr. Zvi Barinboim, holds 793,047 Ordinary Shares, par value NIS 1.00 each, of the Company. The holdings of the Offeror and of Train of Thought together in the Company constitute 44.4% of the issued and outstanding share capital of the Company and 44.9% of the voting rights in the Company.

Pursuant to this Specification the Offeror is offering and undertaking to purchase from the shareholders of the Company 1,135,516 shares of the Company (the "**Offereed Shares**"), which constitute, as of the date of this Specification, 5.05% of the issued and outstanding share capital of the Company and 5.11% in the voting rights of the Company. After the completion of the Purchase Offer the Offeror and Train of Thought shall hold jointly 50.01% of the voting rights in the Company.

Pursuant to this Specification the Offeror is offering and undertaking to purchase from the Offerees the Offered Shares at a price per share of NIS 5.34, subject to the conditions of this Specification.

A condition for this Purchase Offer is that the Offer shall be accepted by shareholders holding at least 1,135,516 shares of the Company, which constitute 5.05% of the issued and outstanding share capital of the Company and 5.11% in the voting rights of the Company as of the date of this Specification (the "**Minimum Acceptance Condition**"). In accordance with Section 7(c) to the Purchase Offer Regulations, if the number of shares for which acceptance notices were received shall be higher than the Offereed Shares, the Offeror shall purchase from each Offeree who provided an acceptance offer, the total number of shares for which such Offeree provided an acceptance notice multiplied by the ratio between the Offereed Shares to the total number of shares for which acceptance notices were received. For further details regarding the Minimum Acceptance Condition and the consequences of its non-fulfillment see Section 4 to this Specification.

Until the date of the publication of this Specification the Company has not received any notice from any shareholder of the Company regarding their intent to accept or not to accept the Purchase Offer.

Any acceptance notices should be provided to the Service Agent, The American Stock Transfer and Trust Company, at 59 Maiden Lane, New York, NY, 10273-0923, by April 15, 2002 no later than 12:00 p.m.

Specification Date March 25, 2002.

1. **Introduction**

Pursuant to this Purchase Offer, the Offeror is offering and undertaking to purchase from all shareholders of the Company 1,315,516 Ordinary Shares of the Company, par value NIS 1.00 each, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% in the voting rights in the Company at the date of this Specification [1] (the **"Offereed Shares"**).

A condition for the Purchase Offer pursuant to this Specification is that the offer will be accepted by shareholders holding at least 1,135,516 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% in the voting rights in the Company at the date of this Specification (the **"Minimum Acceptance Condition"**). (For further details regarding the condition to which the offer is subject, please see Section 4 below). In accordance with Section 7(c) to the Securities Regulations (Purchase Offer) 5760-2000 (the **"Purchase Offer Regulations"**) if the number of shares for which acceptance notices were received shall be higher than the Offereed Shares, the Offeror shall purchase from each Offeree who provided an acceptance offer, the total number of shares for which such Offeree provided an acceptance notice multiplied by the ratio between the Offereed Shares to the total number of shares for which acceptance notices were received.

2. **Details Regarding the Price Per Company Share**

2.1 The Company's shares are traded both in the Tel-Aviv Stock Exchange (the **"TASE"**) and the NQB Pink Sheets (**"NQB"**). The Purchase Offer is for both the shares registered in the TASE and the shares registered in the NQB.

2.2 The highest and lowest price per Company share in the TASE and the NQB in each of the twelve months preceding the date of this Specification were as follows:

In the TASE:

Month	Year	The lowest price per share in NIS	The highest price per share in NIS
April	2001	3.2621	3.5663
May[2]	2001	3.50	3.99
June	2001	3.42	3.79
July	2001	3.24	3.855
August	2001	3.838	3.838
September	2001	2.85	3.838
October	2001	2.50	2.85

[1] Pursuant to data published by the Company its issued share capital is composed of 22,471,443 Ordinary Shares, par value NIS 1.00 each, of which 250,000 are held by the Company. The percentage calculations were therefore based on 22,471,443 shares for the issued share capital of the Comapny and 22,221,443 for the voting rights in the Company.

[2] On May 3, 2001 the Company distributed to its shareholders a dividend in the amount of NIS 0.20 per share.

November	2001	2.156	2.538
December	2001	2.233	2.41
January	2002	2.00	2.379
February	2002	1.57	2.11
March	2002	1.541	2.243

In the NQB:

Month	Year	The lowest price per share in US$	The highest price per share in US$
April	2001	0.66	0.77
May	2001	0.56	0.66
June	2001	0.52	0.60
July	2001	0.55	0.75
August	2001	0.53	0.55
September	2001	0.51	0.53
October	2001	0.50	0.75
November	2001	0.56	0.70
December	2001	0.42	0.55
January	2002	0.35	0.40
February	2002	0.40	0.40
March	2002	0.40	0.40

2.3 The average price per Company share in the six months preceding this Specification date in the TASE is NIS 2.2374 per share. The average price per Company share in the six months preceding this Specification date on the NQB is approximately US$0.505 per share.

2.4 The closing price per share in the TASE on March 24, 2002 as published by the TASE was NIS 2.00. The price per share on the NQB on March 24, 2002, as published by the NQB was US$0.40.

3. The Offered Consideration, Date and Manner of Payment

The Offeror shall pay for each share purchased by it in accordance with this Specification a price in cash of NIS 5.34 per share. The payment shall be made through the Service Agent. Please see Section 6 regarding the date and procedure of payment.

4. Condition of Offeror to Purchase the Offereed Shares

The Minimum Acceptance Condition: A condition for the Purchase Offer pursuant to this Specification is that the offer will be accepted by shareholders holding at least 1,135,516 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% in the voting rights of the Company at the date of this Specification. In the event the Minimum Acceptance Condition is not met, the Purchase Offer shall be cancelled and the acceptance notices that shall be received shall not be accepted.

In the event this Purchase Offer is cancelled as a result of the non-fulfillment of the above condition, the Offeror shall be free to publish another Purchase Offer for the purchase of the shares of the Company at any date and under any conditions it may choose.

5. **Information About the Offeror**

5.1 The Offeror is a private Israeli company established on March 23, 1998 in accordance with the laws of the State of Israel. Its registered office address is 6 Wissotzky Street, Tel Aviv, Israel.

5.2 The Offeror and its controlling shareholders were not convicted in a felony as defined in the Purchase Offer Regulations.

5.3 Following is a list of interested parties in the Offeror and their holdings in the Offeror: Sender Holdings[3]- 26.38%, Barhoz Holdings Ltd.[4]- 13.72%, Zvi Barinboim – 12.67%, Shmuel Melman – 12.34%, Gilex Holdings B.V. – 11.81%, Zvi Bar Ness Nisenson – 8.73%, Hapoalim Assets (Shares) Ltd. – 6.79%, Shrem, Fudim, Kelner & Co. Ltd. – 5.86% and Bar-Ness Assets Ltd. (a company under the control of Zvi Bar Ness Nisenson) – 1.7%.

5.4 Following is information regarding the directors and senior officers in the Offeror (the Offeror has no alternate directors):

The directors in the Offeror:

Name	**Age**	**Position in the Offeror, subsidiary of the Offeror or in an interested party**	**Family member of another senior officer or of an interested party**	**Business experience in the past five years**
Zvi Barinboim	31	Chairman of the Board of Directors of the Offeror	-	Investment company manager, director in a number of companies

[3] Sender Holdings is a company registered in Turks & Caicos. Sender Holdings does not have a representative on the Board of Directors of the Offeror. On May 28, 2000 Sender Holdings granted an irrevocable power of attorney to Mr. Zvi Barinboim pursuant to which he was granted all the voting rights Sender Holdings had in the Offeror.

[4] Barhoz Holdings Ltd. is a private Israeli company held as follows: Z. Barinboim Holdings Ltd. holds 51% of the voting rights and 26.92% of the share capital of the company (Z. Barinboim Holdings Ltd. is a private Israeli company wholly owned by Mr. Zvi Barinboim), Adv. Hartabi Zeev holds 15.38% of the capital rights (in trust for Mr. Zvi Barinboim), Herzo Properties Ltd. holds 22% of the voting rights and 26.92% of the capital rights (Herzo Properties Ltd. is controlled by Adv. Hartabi Zeev), Argument Ltd., a private Israeli company holds 12% of the voting rights and 15.38% of the capital rights (Argument Ltd. is controlled by Mr. Ilan Azouri), A. Oz Life Insurance Agency (1998) Ltd. holds 15% of the voting rights and 15.38% of the capital rights (A. Oz Life Insurance Agency Ltd. is controlled by Mr. Itzhak Oz).

Zeev Hartabi	71	Advocate	-	Partner in law firm
Gilex Holdings B.V.	-	Foreign company	-	-
Shmuel Melman	49	CEO of Orev Electronic Alert Systems Ltd.[5]	-	CEO of Orev Electronic Alert Systems Ltd.
Zvi Bar Ness Nisenson	63	CEO of the Company	-	CEO of the Company and a member of the Board of Directors of the Company

Senior Management of Offeror:

Name	Age	Position in the Offeror, subsidiary of the Offeror or in an interested party	Family member of another senior officer or of an interested party	Business experience in the past five years
Zvi Barinboim	31	Chairman of the Board of Directors of the Offeror	-	Investment company manager, director in a number of companies
Amit Goldwaser	35	CEO of the Offeror		CEO of the Offeror and prior to that CEO in investment companies

6. **<u>Acceptance Procedure Information</u>**

6.1 The last date of acceptance of the Purchase Offer shall be April 15, 2002 no later than 12:00 p.m. (the "**Last Acceptance Date**"). Acceptance notices may be delivered as of the date of this Specification until the Last Acceptance Date (the "**Acceptance Period**").

A non registered Offeree, as defined in Section 6.2.1 below, shall serve an acceptance notice to the broker through whom he/she/it holds

[5] The Offeror is a controlling shareholder in Orev Electronic Alert Systems Ltd.

his/her/its shares by and no later than April 15, 2002, at 12:00 p.m., all in accordance with Section 6.2 below.

A registered Offeree, as defined in Section 6.3.1 below, shall serve an acceptance notice to the Service Agent by and no later than the Last Acceptance Date, all in accordance with Section 6.3 below.

During the Acceptance Period the Offerees are entitled to serve opposition notices to the Purchase Offer (**"Opposition Notices"**) in accordance with Section 331(a) to the Companies Law 5759-1999 (see the Section provisions in Section 11 below). Offerees who wish to provide Opposition Notices, whether they are registered or non-registered, shall provide them by and no later than the Last Acceptance Date, all in accordance with Sections 6.4 and 6.5 below.

6.2 **Acceptance of a Non-Registered Holder:**

6.2.1 Any shareholder of the Company, holding the shares through a broker (a **"Non-Registered Holder"**), who wishes to accept the Purchase Offer, shall inform the Service Agent, through the broker he/she/it holds his/her/its shares (the **"Broker"**), of his/her/its acceptance of the Purchase Offer by providing the Broker with an acceptance notice duly signed by the Non-Registered Holder or his/her/its legal representative. The said acceptance notice shall be in the form attached hereto as Exhibit A (an **"Acceptance Notice of a Non-Registered Holder"**).

6.2.2 The Acceptance Notice of a Non-Registered Holder shall include a declaration stating that the Offereed Shares are free and clear of any debt, lien, charge, encumbrance or any other third party right as of the date of the acceptance offer and thereafter, until their transfer to the Offeror.

6.2.3 An Acceptance Notice of a Non-Registered Holder to his/her/its Broker may be served as of the publication date of this Specification until the Last Acceptance Date.

6.2.4 The Broker shall provide the Service Agent, at 59 Maiden Lane, New York, NY, 10273-0923, no later than April 15, 2002 at 1:30 p.m., one acceptance notice with regard to all the acceptance notices provided to the Broker by the Broker's clients that are Non-Registered Holders, in the form attached hereto as Exhibit B (**"Broker Acceptance Notice"**).

6.2.5 The Broker Acceptance Notice to be served to the Service Agent shall include a declaration of the Broker stating that the Offereed Shares included in the Broker's Acceptance Notice are free and clear of any debt, lien, charge, encumbrance or any other third party right as of the date of the Broker's Acceptance

Notice and thereafter, until their transfer to the account of the Offeror.

6.2.6 The Service Agent shall provide the Offeror by and no later than April 15, 2002 at 2:30 p.m., one acceptance notice for all notices received in connection with Acceptance Notices of Non-Registered Holders received by it.

6.2.7 In accordance with Regulation 7(b) to the Purchase Offer Regulations, a Non-Registered Holder who provided an acceptance notice to a Broker may retract his/her/its acceptance notice until the Last Acceptance Date ("**Acceptance Retract**"). An Acceptance Retract shall be achieved by serving the Broker the same Acceptance Notice provided to the Broker before and marking on such notice the words "Cancelled Acceptance Notice". Such cancelled acceptance notice shall include the date and time sent together with the signature of the holder or his/her/its legal representative. A holder, whether registered or not, may not retract his/her/its acceptance notice after the Last Acceptance Date.

6.2.8 The consideration due to the Non-Registered Holder from the Offeror for the Offereed Shares shall be made on April 22, 2002 by the Service Agent.

6.2.9 On April 22, 2002 the Service Agent shall credit the Offeror with the Offereed Shares from Non-Registered Holders, by way of transfer of Offereed Shares to the Offeror's account provided to the Service Agent.

6.3 **Registered Holder's Acceptance**

6.3.1 An acceptance of a holder registered in the books of the Company (a "**Registered Holder**") of the Purchase Offer, shall be made by sending the share certificate or share certificates for his/her/its shares (the "**Certificates**"), together with an acceptance notice signed by him/her/it, in the form attached hereto as Exhibit C (a "**Registered Holder's Acceptance Notice**") and a share transfer deed in the form attached hereto as Exhibit D, duly signed by the Registered Holder confirmed by witness to the Service Agent.

6.3.2 A Registered Holder's Acceptance Notice may be served during the Acceptance Period and no later than the Last Date of Acceptance.

6.3.3 The Service Agent shall hold such documents in trust until April 22, 2002.

6.3.4 The Service Agent shall provide the Offeror by April 15, 2002 at 2:30 p.m., one acceptance notice for all notices received by it from Registered Holders.

6.3.5 In accordance with Regulation 7(b) to the Purchase Offer Regulations, a Registered Holder who provided an acceptance notice may retract his/her/its acceptance notice until the Last Acceptance Date. An Acceptance Retract of a Registered Holder shall be made by providing the Service Agent with a copy of the previously sent acceptance notice marking on such notice "Cancelled Acceptance Notice". Upon receipt of the Acceptance Retract the Service Agent shall return to the Registered Holder the share certificate/s and share transfer deed provided to it by the Registered Holder. The share transfer deeds shall be returned to the Registered Holder marked "cancelled". A holder, whether registered or not, may not retract his/her/its acceptance notice after the Last Acceptance Date.

6.3.6 The consideration due to the Registered Holder from the Offeror for the Offereed Shares and in accordance with the documents detailed in Section 6.3.1 above, shall be made on April 22, 2002 through the Service Agent.

6.3.7 On April 22, 2002 the Service Agent shall provide the Offeror with all the documents detailed in Section 6.3.1 above, so the Offeror may register as the shareholder of the Offereed Shares in the books of the Company.

6.4 **Opposition of a Non-Registered Holder**

6.4.1 Any Non-Registered Holder, as defined in Section 6.2.1 above, who wishes to oppose the Purchase Offer, shall inform his/her/its Broker of his/her/its opposition to the Purchase Offer, by providing an opposition notice, duly signed by the Non-Registered Holder or by his/her/its legal representative, in the form attached hereto as <u>Exhibit E</u> (the "**Non-Registered Holder's Opposition Notice**").

6.4.2 A Non-Registered Holder's Opposition Notice may be served during the Acceptance Period and may be received by the Broker no later than the Last Acceptance Date.

6.4.3 The Broker shall provide the Service Agent by and no later than April 15, 2002 at 1:30 p.m. one opposition notice with regard to all the opposition notices provided to him/her/it by his/her/its clients that are Non-Registered Holders, in the form attached hereto as <u>Exhibit F</u>.

6.4.4 In accordance with Regulation 7(b) to the Purchase Offer Regulations, a Non-Registered Holder who provided the Broker

12 & 26

with a Non-Registered Holder's Opposition Notice may retract his/her/its Opposition Notice by the Last Date of Acceptance ("**Opposition Retract**"). An Opposition Retract shall be made by providing the Broker the same Opposition Notice provided to him/her/it before and marking on such notice the words "Cancelled Opposition Notice". Such cancelled Opposition Notice shall include the date and time sent together with the signature of the holder or his/her/its legal representative.

6.5 Opposition of a Registered Holder

6.5.1 The opposition of a Registered Holder, as defined in Section 6.3.1 above, to the Purchase Offer, shall be made by sending a signed Opposition Notice, in the form attached hereto as Exhibit G (a "**Registered Holder's Opposition Notice**"), together with a copy, certified by an attorney, of the share certificate/s of such Registered Holder's shares, to the offices of the Service Agent.

6.5.2 A Registered Holder's Opposition Notice may be served during the Acceptance Period and may be received by the Service Agent no later than the Last Acceptance Date.

6.5.3 In accordance with Regulation 7(b) to the Purchase Offer Regulations, a Registered Holder who provided the Service Agent with a Registered Holder's Opposition Notice may send the Service Agent an Opposition Retract by the Last Date of Acceptance. An Opposition Retract shall be made by sending the Service Agent the same Opposition Notice provided to it before and marking on such notice the words "Cancelled Opposition Notice". Such cancelled Opposition Notice shall include the date and time sent together with the signature of the holder or his/her/its legal representative and including a copy, certified by an attorney, of the share certificate/s of such Registered Holder's shares.

6.6 Acceptance After the Last Date of Acceptance

6.6.1 In accordance with Section 331(d) to the Companies Law if the Purchase Offer was accepted, then all Offerees that did not announce their stand on the Purchase Offer or who had opposed it may agree to the Purchase Offer, not later than four days after the Last Date of Acceptance and they shall be deemed to have agreed to the Purchase Offer from the beginning.

6.6.2 Offerees, whether registered or not, who shall wish to accept the Purchase Offer after the Last Acceptance Date shall act in accordance with Sections 6.2 and 6.3 above provided that they announce their acceptance of the Purchase Offer by April 19, 2002 at 12:00 p.m.

6.6.3 The consideration due to the Offerees as detailed in Section 6.6.2 from the Offeror for the Offereed Shares, and in accordance with the documents detailed in Sections 6.2-6.5 above, shall be made on April 22, 2002 by the Service Agent.

6.6.4 On April 22, 2002 the Service Agent shall provide the documents detailed in Sections 6.2.9 and 6.3.7 above to the Offeror, to allow the Offeror to register as the shareholder of the Offereed Shares in the books of the Company.

7. <u>Information Regarding Offerees Agreements</u>

7.1 Sale Agreement with D.C.L.B.A. Investments Ltd.

On March 5, 2002 the Offeror entered into a sale agreement for the sale of 10,674,157 Ordinary Shares, par value NIS 1.00 each, of the Company (the "**Purchased Shares**"), which constitute 47.5% of the issued and outstanding share capital of the Company and 48.03% of the voting rights (the "**Sale Agreement**") to D.C.L.B.A. Investments Ltd., a private Israeli company (the "**Joint Company**"). The Joint Company is held in equal parts by DCL Technologies Ltd., a public company traded in TASE and Mr. Avi Baum, the business manager of the Company. The principals of the Sale Agreement are as follows:

7.1.1 In order to enable the purchase of the Purchased Shares by the Joint Company the Offeror is publishing this Purchase Offer.

7.1.2 In consideration for the Purchased Shares the Joint Company shall pay the Offeror NIS 57 million, hence a total of NIS 5.34 per share (the "**Consideration**") under the following terms and conditions:

7.1.2.1 A total of NIS 3 million has been deposited in trust by the Joint Company until the date of the Purchase Offer. If and when this Purchase Offer is completed the said amount shall be transferred to the Offeror until the date of this Purchase Offer. This payment is subject to the completion of the Purchase Offer and is not subject to the completion of the purchase of the Purchased Shares by the Joint Company. In addition, two checks will be deposited with a trustee, each one in the amount of NIS 3 million, whose payment date shall be completed on the Transaction Closing Date as defined in Section 7.1.3, per the agreement of the parties.

7.1.2.2 A total of NIS 46 million shall be paid upon the Transaction Closing Date, as defined in Section 7.1.3 below.

7.1.2.3 A total of NIS 2 million linked to the Israeli consumer price index plus an annual interest at the rate of 5% to accrue from the Transaction Closing Date and until actual payment, shall be paid subject to the Company showing after tax profits of NIS 12 million during the year 2003, within 10 days from the date the audited financial statements of the Company for the year 2003 are published.

7.1.3 The Sale Agreement is subject to certain contingent conditions, upon whose fulfillment the Sale Agreement transaction shall close (the "**Transaction Closing Date**"). The parties set a period of 60 days from the date of execution of the Sale Agreement for the fulfillment of the contingent conditions and provided for an extension of an additional 30 days if not fulfilled before. In the event the contingent conditions are not fulfilled by the end of the above set dates the Sale Agreement shall be cancelled and shall no longer be valid. The parties have agreed that in the event the approval of the Restrictive Trade Practices Controller to the Sale Agreement shall not be granted and the Sale Agreement shall not take effect, but this Purchase Offer shall be completed, the Offeror shall pay the Joint Company a fixed agreed upon sum of NIS 875,000 out of the NIS 3 million paid to the Offeror in accordance with Section 7.1.2.1.

7.1.4 It is the Offeror's intent to finance part of this Purchase Offer by means of the NIS 3 million deposited in trust as detailed in Section 7.1.2.1 above.

7.2 Agreement with Tarshish Holdings and Investments Hapoalim Ltd.

On March 11, 2002 the Offeror entered into an agreement for a Put Option (the "**Put Agreement**") with Tarshish Holdings and Investments Hapoalim Ltd. ("**Tarshish**"). As part of the Put Agreement the Offeror granted Tarshish an irrevocable Put Option to purchase from Tarshish up to 310,000 Ordinary Shares, par value NIS 1.00 each, of the Company held by Tarshish (the "**Purchase**"), provided that such purchase shall not constitute a breach of statutory duty and/or of any law (the "**Option Exercise Condition**"). The purchase conditions are as follows:

7.2.1 The price per Company share shall be NIS 5.34 (the "**Price per Share**"). If the Put Option shall be exercised within 90 days from the date of execution of the Put Agreement, the Price per

Share shall not bear any interest. After the said 90 days, and assuming the Put Option was not exercised, the Price per Share shall bear interest at the LIBOR rate, at the date of providing the notice of exercise of the Put Option, for dollar loans for a three months period which shall end on the last day of business before the date of notice of exercise of the Put Option and for the period commencing as of the end of the 90 days above detailed until the completion of the Put Agreement.

7.2.2 The consideration to be paid by the Offeror to Tarshish, for and against the transfer of the Put shares to the Offeror, shall be in cash or by way of issuance of shares of the Offeror to Tarshish, at the sole discretion of the Offeror.

7.2.3 The Put Option is exercisable, subject to the fulfillment of the Option Exercise Condition, from the date of execution of the Put Agreement and until the earlier of (the "**Exercise Period**"):

7.2.3.1 Initial Public Offering of the Offeror's shares; or

7.2.3.2 Thirty months from the date of execution of the Put Agreement, namely September 11, 2004.

7.2.4 In any event where as a result of the non-fulfillment of the Option Exercise Condition, for a reason due solely to the Offeror, Tarshish will not be able to exercise the Put Option, during the date commencing six months from the date of execution of the Put Agreement and no later than the Exercise Period, then, per the written request of Tarshish, and provided that the Option Exercise Condition continues not to be fulfilled the Offeror, at its sole discretion, shall indemnify Tarshish by issuance of shares of the Offeror or by payment in cash.

7.2.5 Pursuant to the Put Agreement, Tarshish has a tag along right in the sale of the Company's shares by the Offeror in a transaction outside the TASE, if the Offeror shall sell over 5% of the issued and outstanding share capital of the Company held by it at such time. The tag along right is pro rata to Tarshish's holdings only in connection with the number of shares to be purchased by a purchaser from the Offeror which constitute more than 5% of the issued and outstanding share capital of the Company.

7.3 Finance Agreement with Bank HaPoalim Ltd.

7.3.1 The Offeror entered into an agreement with Bank Hapoalim Ltd. (the "**Bank**") pursuant to which the Bank undertook towards the Purchase Coordinator, as defined in Section 10, to provide the Offeror with NIS six (6) million to finance the Purchase Offer (the "**Undertaking**"). To secure the Undertaking the Offeror shall pledge to the benefit of the Bank, at a fixed pledge of the first degree, without limitation of amount, all of its rights under the Purchase Offer to receive the Offereed Shares and shall also pledge, in a fixed pledge of the first degree, without limitation in amount, bank account, number 651608, of the Offeror in Bank Hapoalim, Central Branch.

7.3.2 On April 22, 2002 the Bank shall provide the Offeror with a loan in the principal amount of NIS three (3) million (the "**Loan**") for a period of up to 90 days with an interest rate of 1.5% above the wholesale interest, as hereinafter defined.

The wholesale interest shall be set by the Bank and shall be the wholesale interest customary in the Bank to all of the Bank's clients at the date of determination of the interest rate and which serves as a basis for credits granted to credits of the type of the Loan and for such a credit period. The wholesale interest rate shall be determined by the director of asset and undertakings management department in NIS and foreign currency.

7.3.3 The Offeror shall pledge to the benefit of the Bank, at a fixed pledge of the first degree, without limitation in amount, all of the Offereed Shares as a security against the Loan immediately upon the transfer of the Offereed Shares in the name of the Offeror and/or the deposit of the Offereed Shares in its account, the earlier of the two.

7.3.4 In the event that the agreement with D.C.L.B.A Investments Ltd. is not completed as detailed in Section 7.1 above, the Offeror shall pledge to the benefit of the Bank at a fixed pledge of the first degree, without limitation in amount, additional shares of the Company, at an amount to be agreed upon between the Offeror and the Bank, registered for trade in the TASE or shall provide the Bank with another security, as shall be agreed upon between the Offeror and the Bank.

8. Information Regarding the Offeror's Undertakings and Intentions

8.1 As detailed in Section 7.1 above, the Offeror entered into a Sale Agreement for the sale to D.C.L.B.A. Investments Ltd. of 10,674,157 Ordinary Shares, par value NIS 1.00 each, of the Company which constitute 47.5% of the issued and outstanding share capital of the Company and 48.03% of the voting rights in the Company (the "**Sale Agreement**"). The completion of this Purchase Offer is a contingent condition for the effectiveness of the Sale Agreement, as detailed in Section 7.1.3 above. Details regarding the consideration for the sale of the shares, the method of payment and additional conditions of the Sale Agreement are detailed in Sections 7.1.2 and 7.1.3 above.

8.2 As detailed in Section 7.2 above, the Offeror entered into a Put Option Agreement with Tarshish Holdings and Investments Hapoalim Ltd. ("**Tarshish**"). As part of the Put Agreement the Offeror granted Tarshish an irrevocable Put Option to purchase from Tarshish up to 310,000 Ordinary Shares, par value NIS 1.00 each, of the Company held by Tarshish. The terms of the Put Option granted, including the accompanying rights to the grant of the Put Option are detailed in Section 7.2 above.

9. Notices of Company's Shareholders Regarding Their Intention In Connection with the Purchase Offer

Until the date of the publication of this Specification the Company did not receive any notice from its shareholders at to their intent to accept or not to accept the Purchase Offer.

10. Undertaking of a TASE Member

The Purchase Offer of the shares of the Company registered in the TASE shall be made through the TASE member, Bank Hapoalim Ltd., of 62 Yehuda Ha'Levy, Tel Aviv (the "**Purchase Coordinator**"). The Purchase Coordinator ensures the payment by the Offeror of the consideration for the Offereed Shares. The Offeror has secured the payment of the consideration for the Offereed Shares with a guarantee that is to its satisfaction.

11. **Provisions of Section 331 to the Companies Law**

Following are the provisions of Section 331 to the Companies Law regarding a special purchase offer:

(a) A special purchase offer shall be addressed to all offerees, and the offerees may announce their agreement or their opposition to the special purchase offer.

(b) A special purchase offer shall only be accepted by vote of a majority among the offerees who announced their stand on it and agreed to the offer.

(c) Not to be taken into account when counting the votes of the offerees, shall be voted of a controlling member of the offerer who owns a controlling parcel of shares in the company or of persons on his behalf or on that of the offeror, including their relatives and bodies corporate under their control.

(d) If a special purchase offer was accepted, then all offerees who had not announced their stand on the purchase offer or who had opposed it may agree to the proposal, not later than four days after the last date of acceptance of the purchase offer and they shall be treated like persons who agreed to the offer from the beginning.

12. **Publication of the Specification Purchase Offer Simultaneously in the USA**

Whereas the Company's shares are traded both in the Tel Aviv Stock Exchange and the NQB Pink Sheets the Company shall send simultaneously to the publication of the specification an English translation, with the required changes, to all its registered shareholders in the USA in accordance with Sections 13(e) and 14(d) of the Securities and Exchange Act of 1934 and the regulations promulgated thereunder.

13. **Information of the Offeror's Representative Regarding the Specification**

The Offeror's representative in connection with the specification is Adv. Orly Tsioni of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel. Telephone: 972-3-6087842. Fax: 972-3-6087713.

Signature of Offeror: ____________
Silverboim Holdings Ltd.

By its authorized signatory Mr. Zvi Barinboim.

EXHIBIT A

Acceptance Notice of a Non-Registered Holder

Securities Regulations (Purchase Offer) 5760-2000

ACCEPTANCE NOTICE

To: Silverboim Holdings Ltd.
Through broker: ____________________

Dear Madam/Sir,

Re: Ordinary Shares of Hilan-Tech Ltd. (the "Company")

WHEREAS Pursuant to the Specification dated March 25, 2002 published by Silverboim Holdings Ltd. (the "**Offeror**"), the Offeror provided a special purchase offer for the purchase of 1,135,561 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% of the voting rights in the Company as of the date of the specification (the "**Specification**"); and

WHEREAS I am the owner and holder through you, in account __________________________________, ____________ Ordinary Shares, par value NIS 1.00 each of the Company (the "**Shares**") and I wish to accept the purchase offer of the Offeror as detailed in the Specification.

I hereby inform you that I wish to accept the purchase offer of the Offeror detailed in the Specification and sell ___________ Shares.

This notice should be deemed an acceptance notice of a non-registered shareholder as detailed in Section 6.2 to the Specification and an undertaking to transfer the shares.

I hereby declare and undertake that the Shares are free and clear of any debt, lien, charge, encumbrance or any other third party right as of the date hereof and shall be on the date of transfer to the Offeror.

Please transfer the consideration of the Shares to my account above detailed.

I acknowledge that the truthfulness of my declaration is a pre-condition for the purchase of the Shares by the Offeror and the payment of the consideration in accordance with the Specification.

____
Full Name

____
I.D.

____
Signature/Company Seal

____
Date

EXHIBIT B

Broker Acceptance Notice

Securities Regulations (Purchase Offer) 5760-2000

ACCEPTANCE NOTICE

To: Silverboim Holdings Ltd.
Through The American Stock Transfer and Trust Company

Dear Sir,

Re: Ordinary Shares of Hilan-Tech Ltd. (the "Company")

WHEREAS Pursuant to the Specification dated March 25, 2002 published by Silverboim Holdings Ltd. (the "**Offeror**"), the Offeror provided a special purchase offer for the purchase of 1,135,561 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% of the voting rights in the Company as of the date of the Specification (the "**Specification**"); and

WHEREAS We have received acceptance notices to the purchase offer from holders of ________ Ordinary Shares, par value NIS 1.00 each, of the Company (the "**Shares**").

A notice of acceptance is hereby given as defined in Section 6.2 to the Specification. We hereby declare that the Shares are free and clear of any debt, lien, charge, encumbrance or any other third party right as of the date hereof and shall be on the date of transfer to the Offeror.

Please transfer the consideration of the Shares to the following account ____________________________.

We acknowledge that the truthfulness of our declaration is a pre-condition for the purchase of the Shares by the Offeror and the payment of the consideration in accordance with the Specification.

____
Broker Full Name

____
I.D.

____
Signature/Company Seal

____
Date

EXHIBIT C

Acceptance Notice of a Registered Holder

Securities Regulations (Purchase Offer) 5760-2000

ACCEPTANCE NOTICE

To: Silverboim Holdings Ltd., through the American Stock Transfer and Trust Company

Dear Sir,

Re: Ordinary Shares of Hilan-Tech Ltd. (the "Company")

WHEREAS Pursuant to the Specification dated March 25, 2002 published by Silverboim Holdings Ltd. (the "**Offeror**"), the Offeror provided a special purchase offer for the purchase of 1,135,561 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% of the voting rights in the Company as of the date of the Specification (the "**Specification**"); and

WHEREAS I am the owner of / legal representative in connection with* _________ Ordinary Shares of the Company, numbered from ____________ until _______ inclusive (the "**Shares**") registered under the name of ______________ (the "**Shareholder**") and I wish to accept the purchase offer of the Offeror detailed in the Specification.

Please mark with an **X** as applicable:

- ☐ Hereby provided is an acceptance notice, as defined in Section 6.3 to the Specification, and an undertaking to transfer the Shares pursuant to the share transfer deed attached, all in accordance with the terms of the Specification.
- ☐ The Shares are held by me pursuant to a notary deed from the Shareholder, a copy of which, authorized by notary, is attached to this acceptance notice.

I hereby declare and undertake that the Shares are free and clear of any debt, lien, charge, encumbrance or any other third party right as of the date hereof and shall be on the date of transfer to the Offeror.

Please transfer the consideration of the Shares to account number _______________, in the name of ________________, bank ________________, branch ____________________, branch number ____________________.

I acknowledge that a pre-condition for the purchase of the Shares by the Offeror and the payment of consideration for the Shares is the truthfulness of my declaration.

____
Full Name

____
I.D.

____
Address

____
Signature/Company Seal

____
Date

Please attach to this notice the following documents: share transfer deed, share certificate, notary deed (if applicable).

* Please delete as applicable

EXHIBIT D

SHARE TRANSFER DEED

The undersigned, _______________, I.D. number _____________, of _______________________, in consideration for NIS ____________ paid to me by Sivlerboim Holdings Ltd. (the "Transferee"), hereby transfers to the Transferee, ___________ Ordinary Shares, par value NIS 1.00 each, of Hilan-Tech Ltd. (the "Company"), numbered from ___________ until __________, inclusive, to hold unto the Transferee, his executors and transfereess, subject to the same terms and conditions on which I held the same at the time of the execution hereof.

I, the Transferee, do hereby agree to take the said shares subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this ____ day of __________, 2002.

_______________________	_______________________
Transferor	Transferee
_______________________	_______________________
Witness	Witness

EXHIBIT E

Opposition Notice of a Non-Registered Holder

Securities Regulations (Purchase Offer) 5760-2000

OPPOSITION NOTICE

To: Silverboim Holdings Ltd.
Through broker: ____________________

Dear Madam/Sir,

Re: Ordinary Shares of Hilan-Tech Ltd. (the "Company")

WHEREAS Pursuant to the Specification dated March 25, 2002 published by Silverboim Holdings Ltd. (the "**Offeror**"), the Offeror provided a special purchase offer for the purchase of 1,135,561 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% of the voting rights in the Company as of the date of the Specification (the "**Specification**"); and

WHEREAS I am the owner and holder through you, in account __________________________________, ____________ Ordinary Shares, par value NIS 1.00 each of the Company (the "**Shares**") and I wish to oppose the purchase offer of the Offeror as detailed in the Specification.

I hereby inform you that I wish to oppose the purchase offer of the Offeror detailed in the Specification on behalf of ______________ Shares.

This notice should be deemed an opposition notice of a non-registered shareholder as detailed in Section 6.4 to the Specification.

____
Full Name

____
I.D.

____
Signature/Company Seal

____
Date

EXHIBIT F

Broker Opposition Notice

<u>Securities Regulations (Purchase Offer) 5760-2000</u>

OPPOSITION NOTICE

To: Silverboim Holdings Ltd.
Through The American Stock Transfer and Trust Company

Dear Sir,

Re: **<u>Ordinary Shares of Hilan-Tech Ltd. (the "Company")</u>**

WHEREAS Pursuant to the Specification dated March 25, 2002 published by Silverboim Holdings Ltd. (the "**Offeror**"), the Offeror provided a special purchase offer for the purchase of 1,135,561 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% of the voting rights in the Company as of the date of the Specification (the "**Specification**"); and

WHEREAS We have received opposition notices to the purchase offer from holders of ________ Ordinary Shares, par value NIS 1.00 each, of the Company (the "**Shares**").

An opposition notice as defined in Section 6.4 to the Specification is hereby provided.

____
Full Name

____
I.D.

____
Signature/Company Seal

____
Date

EXHIBIT G

Opposition Notice of a Registered Holder

Securities Regulations (Purchase Offer) 5760-2000

OPPOSITION NOTICE

To: Silverboim Holdings Ltd., through the American Stock Transfer and Trust Company

Dear Sir,

Re: Ordinary Shares of Hilan-Tech Ltd. (the "Company")

WHEREAS Pursuant to the Specification dated March 25, 2002 published by Silverboim Holdings Ltd. (the "**Offeror**"), the Offeror provided a special purchase offer for the purchase of 1,135,561 shares of the Company, constituting 5.05% of the issued and outstanding share capital of the Company and 5.11% of the voting rights in the Company as of the date of the Specification (the "**Specification**"); and

WHEREAS I am the owner of / legal representative in connection with* ________ Ordinary Shares of the Company, numbered from ___________ until ______ inclusive (the "**Shares**") registered under the name of ______________ (the "**Shareholder**") and I wish to oppose the purchase offer of the Offeror detailed in the Specification.

An opposition notice is hereby provided in accordance with Section 6.4 to the Specification.

Please mark with an **X** as applicable:

- ❑ I hold the Shares and an opposition notice, as detailed in Section 6.4 to the Specification, is hereby provided.
- ❑ The Shares are held by me by a notary deed from the Shareholder a copy of which, authorized by a notary, is attached hereto and an opposition notice, as detailed in Section 6.4 to the Specification, is hereby provided.

____

Full Name

____

I.D.

____

Address

____

Signature/Company Seal

____

Date

* Please delete as applicable